EXHIBIT 4.13

Principal Amount: $ 1,000,000	Issue Date: February 22, 2021

PROMISSORY NOTE

FOR VALUE RECEIVED, MMEX RESOURCES CORPORATION, a Nevada corporation (hereinafter called the “Borrower”), hereby promises to pay to the order of GS CAPITAL PARTNERS, LLC (the “Holder”) the lesser of the amount drawdown by agreement between Borrower and Holder during the term hereof or the principal amount set forth above, together with any interest as set forth herein, on the Maturity Date defined below, and to pay interest on the unpaid principal balance hereof at the rate of ten percent (10%) per annum from the date of each funding of this Note by Holder (the “Issue Date”) until the same becomes due and payable, whether at maturity or upon acceleration or by prepayment or otherwise. This Note may be prepaid in whole or in part at any time.

Maturity Date. The maturity date of the Note is the earlier of (i) December 31, 2021 or (ii) the consummation by the Borrower of an equity or equity-based financing providing net proceeds to the Borrower sufficient to retire the outstanding indebtedness to the Holder under the Note.

Events of Default. If any of the following events of default (each, an “Event of Default”) shall occur:

(a) The Borrower fails to pay the principal hereof or interest thereon when due on this Note, whether at maturity or upon acceleration.

(b) The Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed.

(c) Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings, voluntary or involuntary, for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Borrower or any subsidiary of the Borrower.

(d) Any dissolution, liquidation, or winding up of Borrower or any substantial portion of its business.

Upon the occurrence and during the continuation of any Event of Default, the Note shall become immediately due and payable. Further, the Borrower shall pay the Holder hereof costs of collection, including reasonable attorneys’ fees.

Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privileges. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Drawdown Schedule. The Borrower and Holder agree to the Drawdown Schedule of the Note, under Schedule 1, attached hereto, as it may be amended from time to time by Borrower and Holder.

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Amendments. This Note and any provision hereof may only be amended by an instrument in writing signed by the Borrower and the Holder.

Assignability. This Note shall be binding upon the Borrower and its successors and assigns, and shall inure to be the benefit of the Holder and its successors and assigns.

Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of Texas without regard to principles of conflicts of laws.

IN WITNESS WHEREOF, Borrower has caused this Note to be signed in its name by its duly authorized officer as of February 22, 2021 .

MMEX RESOURCES CORPORATION

By:	/S/ JACK W. HANKS
Jack W. Hanks
President and Chief Executive Officer

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SCHEDULE 1

DRAWDOWN SCHEDULE

1. FIRST DRAWDOWN. AMOUNT: $250,000, DATE: February 22, 2021.

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